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FORM X-17A-5
PART III

SEC FILE NUMBER
8-70251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brex Treasury LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Howard Street 2nd Floor
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erik Zhou (551) 574-7197
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

560 Mission St #1600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Erik Zhou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brex Treasury LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

L. TRAN
Notary Public - California
San Francisco County
Commission # 2169229
My Comm. Expires Oct 23, 2020

Signature

Co-FINOP

Title

L. TRAN
Notary Public - California
San Francisco County
Commission # 2169229
My Comm. Expires Oct 23, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brex Treasury LLC

Statement of Financial Condition

As of December 31, 2019

With Report of Independent Registered Public Accounting Firm

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
Brex Treasury LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brex Treasury LLC (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2019.

San Francisco, California
February 28, 2020

Brex Treasury LLC
Statement of Financial Condition
As of December 31, 2019

ASSETS		
Cash and cash equivalents	$	19,778,251
Cash segregated under federal and other regulations		500,000
Receivable from customers		203,359
Other assets		22,511
Total assets	**$**	**20,504,121**
LIABILITIES		
Due to affiliate	$	1,253,932
Payable to customers		1,395,153
Accounts payable and accrued expenses		181,197
Total liabilities		**2,830,282**
EQUITY		
Member's equity		17,673,839
Total equity		**17,673,839**
Total liabilities and equity	**$**	**20,504,121**

The accompanying notes are an integral part of this statement.

1. ORGANIZATION & OPERATIONS

Nature of Business

Brex Treasury LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a Delaware limited liability company on November 1, 2018 and commenced operations as a broker dealer on August 16. 2019. The Company is 100% owned by Brex Inc. (the "Parent").

The Company currently operates in one reportable operating segment and offers customers a business cash management account known as Brex Cash where customer deposits are swept into a money market mutual fund. Brex Cash also provides customers same-day liquidity for their deposits, allowing them to send and receive payments with no transaction fees while also earning yield on their cash balance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Statement of Financial Condition has been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The significant accounting policies described below, together with other notes that follow, are an integral part of the Statement of Financial Condition.

Use of Estimates

The preparation of the Statement of Financial Condition and the related disclosures in conformity with GAAP require the Company to make judgments, assumptions, and estimates that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Company bases their estimates on historical experience and on various other factors they believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities. These judgments, estimates, and assumptions are inherently subjective in nature; actual results may differ from these estimates and assumptions, and the differences could be material.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks. The Company had $3,297,052 in money market funds as of December 31, 2019.

Cash Segregated Under Federal and Other Regulations

Restricted cash consists of cash segregated under federal and other regulations, for which the Company holds cash or qualified securities in a segregated reserve account set aside to satisfy requirements under Rule 15c3-3 of the SEC. The cash is held within a special reserve bank account for the exclusive benefit of customers.

Fair Values Measurements

The Company values its securities within cash and cash equivalents. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into the following three levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for the asset or liability, including situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into or out of any level at their beginning period values.

As of December 31, 2019, the Company's cash and cash equivalents included money market mutual funds, which were categorized as Level 1.

Payable to and Receivable from Customers

In the normal course of business, customer deposits are swept to and from a money market mutual fund for the purpose of facilitating investments by customers into the fund as well as redemptions from the fund. When customer deposits are received by the Company and have not been swept into the money market mutual fund, those deposits are payable to customers until they are swept. When the Company receives redemption instructions from customers, the Company prepays the redemption amount prior to settlement of the redemption from the money market mutual fund. These prepayments are receivable from customer until the redemption is settled with the money market mutual fund.

Recently Issued Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2016-13 ("Topic 326"), *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The guidance requires an impairment model, known as the current expected credit loss ("CECL") model, that is based on expected rather than incurred losses, with an anticipated result of more timely loss recognition. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information. These changes will result in earlier recognition of credit losses. The Company has adopted Topic 326 effective January 1, 2020. The Company does not expect a material impact to its Statement of Financial Condition and related disclosures.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 ("Topic 842"), *Leases*. Topic 842 supersedes the lease requirements in Accounting Standards Codification Topic 840, *Leases*. Under Topic 842, lessees are required to recognize assets and liabilities on the Statement of Financial Condition for most leases and provide enhanced disclosures. Leases continue to be classified as either finance or operating. The Company adopted Topic 842 effective January 1, 2019, applying Topic 842 to all leases with a term greater than twelve months as of January 1, 2019. The adoption of the standard did not have a material impact on the Company's Statement of Financial Condition.

3. RELATED-PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, the Company reimburses the Parent for certain general administrative, operational, and occupancy services performed by the Parent on behalf of the Company. In addition, the Parent pays certain direct expenses on behalf of the Company and cash is settled with allocated expenses. As of December 31, 2019, the Company owed the Parent $1,253,932 for such services and the amount is presented in the Due to affiliate balance in the Statement of Financial Condition. The Parent also invests in a money market mutual fund through its participation in Brex Cash.

4. NET CAPITAL REQUIREMENT

The Company is authorized to use the alternative standard for computing net capital under SEA Rule 15c3-

1(a)(1)(ii). Under the alternative standard, the Company must maintain a minimum net capital of $250,000 or 2.0% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. As of December 31, 2019, the Company's net capital was $17,597,922, which was $17,347,922 in excess of its required net capital.

5. COMMITMENTS & CONTINGENCIES

Guarantees

Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company had no obligations under guarantee arrangements as of December 31, 2019.

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations, warranties, and covenants that provide for indemnifications under certain circumstances. These include contracts with certain service providers, such as depository institutions. The Company's maximum exposure under these arrangements cannot be estimated. However, Management of the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

6. SUBSEQUENT EVENTS

The Company has evaluated events through February 28, 2020, the date that the Statement of Financial Condition was available to be issued and has determined that there were no subsequent events requiring adjustment or disclosure in the Statement of Financial Condition.